Indian Petrochemicals Corporation Limited

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

Securities Exchange Commission
Division of Corporation Finance
Office of International
450, Fifth Street, N.Y.
Washington D.C. 205
USA

07021715

File No. 82-3958

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	March 10, 2007	Intimating Stock Exchanges that the Board of Directors of the Company at its meeting held on March 10, 2007 has approved an interim Dividend of Rs. 6/- (Rs. Six only) per fully paid equity share of Rs. 10 each.
2	Clause 36	March 10, 2007	Intimating Stock Exchanges that the Board of Directors of the Company at its meeting held on March 10, 2007 has considered and approved a Scheme of Amalgamation of the Company with Reliance Industries Limited

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: a/a

PROCESSED

MAR 1 4 2007

THOMSON
FINANCIAL

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

The Manager, Listing Department
The National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C/1, 'G' Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Phone :- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 021
Phone :-22721121
Fax:- 22722037

**Kind Attention:-   Mr. Bhushan
Mokashi- DCS-CRD**

Sir,

Sub: Interim Dividend

We wish to inform you that the Board of Directors of the Company at its meeting held today, has approved the payment of an interim dividend of Rs.6/- (Rupees Six only) per fully paid equity share of Rs. 10/- each. The paid up equity share capital of the Company as on date is Rs. 300.07 crore.

As intimated earlier, by our letter dated March 2, 2007, the 'Record Date' for determining the shareholders' entitlement for interim dividend is Thursday, March 22, 2007. In respect of equity shares held in electronic form, the interim dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

The dividend warrants will be despatched on and from March 23, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Shashikala Rao
Company Secretary

Copy to:

Luxembourg Stock Exchange, Luxembourg
National Securities Depository Limited
Central Depository Services (India) Limited

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

March 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 023
(FaxNo.22723121/2037/2039/2061
/2041/3719)

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No.C/1, G Block
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sir,

Sub: Scheme of Amalgamation

We wish to inform you that the Board of Directors of the Company at its meeting
held today has approved a Scheme for Amalgamation of Indian Petrochemicals
Corporation Limited (the **"Transferor Company"**) with Reliance Industries
Limited (the **"Transferee Company"**), subject to the provisions of Sections 391
to 394 of the Companies Act, 1956.

The amalgamation shall be subject to necessary approvals and sanction of the
Hon'ble High Court of Judicature of Gujarat at Ahmedabad and the Hon'ble High
Court of Judicature at Bombay.

We enclose a Copy of the media release which contains broad features of the
Scheme as approved by the Board.

In terms of Clause 24(f) of the Listing Agreement, the detailed Scheme will be
submitted for your approval.

Thanking you,

Yours faithfully,
For **Indian Petrochemicals Corporation Limited**

Shashikala Rao
Company Secretary

Encl: As above

Copy to: National Securities Depository Limited – Fax No.2497 2993 / 6351
           Central Depository Services (India) Limited – Fax No.2272 3199
           Luxembourg Stock Exchange, Luxembourg – Fax No.00352 4590 2010


Media Release

BOARD OF DIRECTORS OF IPCL AND RIL APPROVE MERGER

IPCL SHAREHOLDERS TO RECEIVE ONE SHARE OF RIL FOR
FIVE SHARES HELD IN IPCL

PROPOSED MERGER IS EARNINGS ACCRETIVE FOR SHAREHOLDERS OF RIL

IPCL'S SHAREHOLDERS SET TO BENEFIT FROM
RIL'S SUPERIOR PERFORMANCE AND GROWTH MOMENTUM

RIL BOARD APPROVES INTERIM DIVIDEND OF RS 11 PER SHARE
IPCL BOARD APPROVES INTERIM DIVIDEND OF RS 6 PER SHARE

MUMBAI, MARCH 10, 2007: The Board of Directors of Reliance Industries Ltd (RIL) and Indian Petrochemicals Corporation Limited (IPCL) have unanimously approved the scheme of merger of IPCL with RIL, subject to the necessary regulatory & shareholder approvals.

RIL is India's largest private sector company with a leadership position in the petrochemicals industry while IPCL is India's second largest company in that sector. As part of the divestment program of the Government of India, RIL acquired 26% equity in IPCL in the year 2002 and thereafter increased its holding to 46% through an open offer. Over the last five years of IPCL's operations, with the support of Reliance management several initiatives were introduced to increase capacity utilization, reduce operating costs and improve financial management. This has resulted in ongoing improvement in financial and operating performance at IPCL with revenue increasing from Rs 5,527 crore in FY 2001-02 to Rs 12,362 crore in FY 2005-06, a CAGR of 22% and net profit increasing from Rs 107 crore in FY 2001-02 to Rs 1,164 crore in FY 2005-06, a CAGR of 82%. The

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585 Page 1 of 5
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com



Media Release

improvement in financials has led to a significant improvement in IPCL's capital structure, with IPCL becoming debt free on net basis as compared to a net debt of Rs 3,482 crore in March 2002.

RIL has a diversified portfolio of businesses in the form of oil and gas, refining and marketing, petrochemicals, organized retail and development of Special Economic Zones. RIL has plans to make significant capital investments in all its core businesses to pursue growth opportunities. On the other hand, IPCL's business portfolio predominantly consists of commodity polymers, which makes it prone to earnings volatility and cyclical risk. The merger provides shareholders of IPCL an opportunity to de-risk their investment by participating in the growth opportunities at RIL.

The merger will be earnings accretive for RIL's shareholders at the proposed merger ratio. This merger will also facilitate the integration of management resources with economic interest while providing for free flow of products and intellectual capital between the two companies.

The proposed merger is in line with industry trends, which will help achieving scale, size, integration, and enhanced financial strength along with the flexibility to pursue future growth opportunities, both organic and inorganic, within and outside India.

Commenting on the merger, Mukesh D. Ambani, Chairman & Managing Director, RIL, stated, *"With this merger, I am happy to welcome all IPCL shareholders to the RIL family. This merger will create value through synergies and scale that shall enhance the sustainable competitive advantages of RIL. This merger will be earnings accretive for the shareholders of RIL and shall provide shareholders of IPCL an opportunity to participate in RIL's diversified business portfolio."*

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585 Page 2 of 5
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com



Media Release

Consolidated Production of Key Petrochemical products ('000 tonnes)*

Product	RIL	IPCL	RIL (post merger)
Ethylene	836	946	1,782
Propylene	403	348	751
PE	429	587	1,016
PP	1,362	258	1,620
PVC	341	243	585
MEG	509	271	780
POY	623	121	744
PSF	613	129	743

Production is based on production for the nine months period ended 31st Dec 2006, as annualized, for comparison purpose only.

Merger Details:

The appointed date of merger of IPCL with RIL is April 01, 2006. Under the terms of the proposed merger, IPCL shareholders will receive 1 share of RIL for every 5 shares of IPCL held by them. The exchange ratio has been determined on the basis of a Valuation Report by PricewaterhouseCoopers and Ernst & Young, jointly appointed. JM Morgan Stanley and DSP Merrill Lynch are the Financial Advisors. Amarchand & Mangaldas & Suresh A Shroff & Company are the Legal Advisors.

The share capital of RIL post merger shall increase from Rs 1,393.5 crore to Rs 1,453.6 crore.

RIL's associate companies hold 47.3% of IPCL's equity share capital. These shares will be exchanged for equity shares of RIL having current market value of over Rs 3,700 crore, and will constitute 2% of the enhanced equity share capital of RIL. The associates will hold the shares for the benefit of all the shareholders of RIL and could monetize the economic

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585 Page 3 of 5
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com



Media Release

value at an appropriate time in the future. These shares could be offered to financial or strategic investors in domestic or international markets.

Board of Directors of RIL approved an interim dividend of Rs 11 per share amounting to Rs 1,748 crore including dividend tax.

Board of Directors of IPCL approved an interim dividend of Rs 6 per share amounting to Rs 206 crore including dividend tax.

Reliance Industries Limited:

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

For the nine months period ended December 31, 2006, RIL's turnover was at Rs 83,487 crore and net profit was at Rs 8,055 crore.

RIL is the first and only private sector Company from India to feature since 2004 Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and Financial Times in 2004. RIL also features in the Forbes Global list of world's 400 best big companies and in FT Global 500 list of world's largest companies.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585 Page 4 of 5
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com



Media Release

Indian Petrochemicals Corporation Limited:

IPCL was established in March 1969 as Government of India Undertaking, with the objective of establishing a petrochemicals company and developing the petrochemicals market in India.

IPCL is India second largest petrochemicals company with turnover of Rs 12,362 crore (US$ 2,771 million), cash profit of Rs 1,727 crore (US$ 387 million), net profit of Rs 1,164 crore (US$ 261 million), net worth of Rs 4,970 crore (US$ 1,114 million) and total assets of Rs 10,547 crore (US$ 2,364 million).

For the nine months period ended December 31, 2006, IPCL's turnover was at Rs 10,307 crore and net profit was at Rs 1,014 crore.

IPCL operates three integrated petrochemicals complexes in India – a naphtha based cracker complex at Vadodara; a gas based cracker complex each at Gandhar and Nagothane. The polymer business of IPCL primarily encompasses commodity plastic raw materials namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC). The fibre intermediates business of IPCL encompasses Mono Ethylene Glycol (MEG). In FY 2005-06, IPCL made its foray into Polyester by acquiring six polyester manufacturing companies and thereby changed its business model by becoming an integrated petrochemical company.

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585 Page 5 of 5
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

